

Court File No. CV-14-10524-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	)	THURSDAY, THE 24TH
	)	
JUSTICE McEWEN	)	DAY OF APRIL, 2014

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING NORDION INC.

NORDION INC.

Applicant

INTERIM ORDER

THIS MOTION made by the Applicant, Nordion Inc. ("**Nordion**"), for an interim order for advice and directions pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "**CBCA**") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application issued on April 22, 2014 and the Affidavit of Grant Gardiner sworn April 22, 2014, (the "**Gardiner Affidavit**"), including the Plan of Arrangement, which is attached as Appendix A to the draft management information circular of Nordion (the "**Circular**"), which is attached as Exhibit "A" to the Gardiner Affidavit, and on hearing the submissions of counsel for Nordion and counsel for 8832528 Canada Inc. (the "**Purchaser**"), and on being advised that the Director appointed under the CBCA (the "**Director**") does not consider it necessary to appear.

Definitions

1.   **THIS COURT ORDERS** that all definitions used in this Interim Order shall have the meaning ascribed thereto in the Circular or otherwise as specifically defined herein.

The Meeting

2.   **THIS COURT ORDERS** that Nordion is permitted to call, hold and conduct a special meeting (the "**Meeting**") of the holders (the "**Shareholders**") of voting common shares (the "**Common Shares**") in the capital of Nordion to be held on May 27, 2014 at 10:00 a.m. (Toronto time) at 525 Legget Drive, Ottawa, Ontario, Canada, K2K 2W2 in order for the Shareholders to consider and, if determined advisable, pass a special resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (collectively, the "**Arrangement Resolution**").

3.   **THIS COURT ORDERS** that the Meeting shall be called, held and conducted in accordance with the CBCA, the notice of meeting of Shareholders, which accompanies the Circular (the "**Notice of Meeting**") and the articles and by-laws of Nordion, subject to what may be provided hereafter and subject to further order of this court.

4.   **THIS COURT ORDERS** that the record date (the "**Record Date**") for determination of the shareholders entitled to notice of, and to vote at, the Meeting shall be April 24, 2014.

5.   **THIS COURT ORDERS** that the only persons entitled to attend or speak at the Meeting shall be:

(a)   the Shareholders or their respective proxyholders;

(b)   the officers, directors, auditors and advisors of Nordion;

(c)   representatives and advisors of the Purchaser;

(d)   the Director; and

(e)   other persons who may receive the permission of the Chair of the Meeting.

6.   **THIS COURT ORDERS** that Nordion may transact such other business at the Meeting as is contemplated in the Circular, or as may properly come before the Meeting or any adjournment or postponement thereof.

Quorum

7.   **THIS COURT ORDERS** that the Chair of the Meeting shall be determined by Nordion and shall Chair the Meeting and have all necessary powers in connection therewith that the quorum at the Meeting shall be at least two persons, together holding not less than 25% of the outstanding Common Shares entitled to vote at the Meeting, present in person or represented by proxy.

Amendments to the Arrangement and Plan of Arrangement

8.   **THIS COURT ORDERS** that Nordion is authorized to make, subject to the terms of the Arrangement Agreement, and paragraph 9, below, such amendments, modifications or supplements to the Arrangement and the Plan of Arrangement as it may determine without any additional notice to the Shareholders, or others entitled to receive notice under paragraphs 12 and 13 hereof and the Arrangement and Plan of Arrangement, as so amended, modified or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Shareholders at the Meeting and shall be the subject of the Arrangement Resolution. Amendments, modifications or supplements may be made following the Meeting, but shall be subject to review and, if appropriate, further direction by this Honourable Court at the hearing for the final approval of the Arrangement.

9.   **THIS COURT ORDERS** that, if any amendments, modifications or supplements to the Arrangement or Plan of Arrangement as referred to in paragraph 8, above, would, if disclosed, reasonably be expected to affect a Shareholder's decision to vote for or against the Arrangement Resolution, notice of such amendment, modification or supplement shall be distributed, subject to further order of this Honourable Court, by press release, newspaper advertisement, prepaid ordinary mail, or by the method most reasonably practicable in the circumstances, as Nordion may determine.

Amendments to the Circular

10.   **THIS COURT ORDERS** that Nordion is authorized to make such amendments, revisions and/or supplements to the draft Circular as it may determine and the Circular, as so amended, revised and/or supplemental, shall be the Circular to be distributed in accordance with paragraphs 12 and 13.

Adjournments and Postponements

11.   **THIS COURT ORDERS** that Nordion, if it deems advisable and subject to the terms of the Arrangement Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as Nordion may determine is appropriate in the circumstances, including by press release. This provision shall not limit the authority of the Chair of the Meeting in respect of adjournments and postponements.

Notice of Meeting

12.   **THIS COURT ORDERS** that, in order to effect notice of the Meeting, Nordion shall send the Circular (including the Notice of Application and this Interim Order), the Notice of Meeting, the form of proxy and the letter of transmittal, along with such amendments or additional documents as Nordion may determine are necessary or desirable and are not inconsistent with the terms of this Interim Order (collectively, the "**Meeting Materials**"), to the following:

(a) the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting, by one or more of the following methods:

(i) by pre-paid ordinary or first class mail at the addresses of the Shareholders as they appear on the books and records of Nordion, or its registrar and transfer agent, at the close of business on the Record Date and if no address is shown therein, then the last address of the person known to the Corporate Secretary of Nordion;

(ii) by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

(iii) by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Nordion, who requests such transmission in writing and, if required by Nordion, who is prepared to pay the charges for such transmission;

(b) the non-registered Shareholders by providing sufficient copies of the Meeting Materials to intermediaries and registered nominees in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

(c) the respective directors and auditors of Nordion, and to the Director appointed under the CBCA, by delivery in person, by recognized courier service, by pre-paid ordinary or first class mail or, with the consent of the person, by facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of sending and the date of the Meeting;

and that compliance with this paragraph shall constitute sufficient notice of the Meeting.

13. **THIS COURT ORDERS** that, in the event that Nordion elects to distribute the Meeting Materials, Nordion is hereby directed to distribute the Circular (including the Notice of Application, and this Interim Order), and any other communications or

documents determined by Nordion to be necessary or desirable (collectively, the "**Court Materials**") to the holders of options for Nordion, the holders of deferred share units of Nordion and the holders of registered share units of Nordion, by any method permitted for notice to Shareholders as set forth in paragraphs 12(a) or 12(b), above, concurrently with the distribution described in paragraph 12 of this Interim Order. Distribution to such persons shall be to their addresses as they appear on the books and records of Nordion or its registrar and transfer agent at the close of business on the Record Date.

14. **THIS COURT ORDERS** that accidental failure or omission by Nordion to give notice of the Meeting or to distribute the Meeting Materials or Court Materials to any person entitled by this Interim Order to receive notice, or any failure or omission to give such notice as a result of events beyond the reasonable control of Nordion, or the non-receipt of such notice shall, subject to further order of this Honourable Court, not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at the Meeting. If any such failure or omission is brought to the attention of Nordion, it shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

15. **THIS COURT ORDERS** that Nordion is hereby authorized to make such amendments, revisions or supplements to the Meeting Materials and Court Materials, as Nordion may determine in accordance with the terms of the Arrangement Agreement ("**Additional Information**"), and that notice of such Additional Information may, subject to paragraph 9, above, be distributed by press

release, newspaper advertisement, pre-paid ordinary mail, or by the method most reasonably practicable in the circumstances, as Nordion may determine.

16.   **THIS COURT ORDERS** that distribution of the Meeting Materials and Court Materials pursuant to paragraph 12 of this Interim Order shall constitute notice of the Meeting and good and sufficient service of the within Application upon the persons described in paragraph 12 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to such persons or to any other persons, except to the extent required by paragraph 9, above.

Solicitation and Revocation of Proxies

17.   **THIS COURT ORDERS** that Nordion is authorized to use the letter of transmittal and form of proxy substantially in the form of the drafts accompanying the Circular, with such amendments and additional information as Nordion may determine are necessary or desirable, subject to the terms of the Arrangement Agreement. Nordion is authorized, at its expense as provided for in the Arrangement Agreement, to solicit proxies, directly or through its officers, directors or employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. Nordion may waive generally, in its discretion, the time limits set out in the Circular for the deposit or revocation of proxies by Shareholders, if Nordion deems it advisable to do so.

18. **THIS COURT ORDERS** that Shareholders shall be entitled to revoke their proxies in accordance with section 148(4) of the CBCA (except as the procedures of that section are varied by this paragraph) provided that any instruments in writing delivered pursuant to s.148(4)(a)(i) of the CBCA: (a) may be deposited at the office of Nordion as set out in the Circular; and (b) any such instruments must be received by Nordion not later than 5:00 p.m. on May 23, 2014 or, in the event that the Meeting is adjourned or postponed, the day and time that is two business day before the time to which the Meeting is adjourned or postponed.

Voting

19. **THIS COURT ORDERS** that the only persons entitled to vote in person or by proxy on the Arrangement Resolution, or such other business as may be properly brought before the Meeting, shall be those Shareholders who hold Common Shares as of the close of business on the Record Date. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

20. **THIS COURT ORDERS** that votes shall be taken at the Meeting on the basis of one vote per Common Share and that in order for the Plan of Arrangement to be implemented, subject to further Order of this Honourable Court, the Arrangement Resolution must be passed, with or without variation, at the Meeting by an affirmative vote of not less than two-thirds (66 $2/3$%) of the votes cast in respect of the Arrangement Resolution at the Meeting in person or by proxy by the

Shareholders. Such votes shall be sufficient to authorize Nordion to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

21.   **THIS COURT ORDERS** that in respect of matters properly brought before the Meeting pertaining to items of business affecting Nordion (other than in respect of the Arrangement Resolution), each Shareholder is entitled to one vote for each Common Share held.

Dissent Rights

22.   **THIS COURT ORDERS** that each registered Shareholder shall be entitled to exercise Dissent Rights in connection with the Arrangement Resolution in accordance with section 190 of the CBCA (except as the procedures of that section are varied by this Interim Order and the Plan of Arrangement) provided that, notwithstanding subsection 190(5) of the CBCA, any Shareholder who wishes to dissent must, as a condition precedent thereto, provide written objection to the Arrangement Resolution to Nordion in the form required by section 190 of the CBCA and the Arrangement Agreement, which written objection must be received by Nordion at Nordion's head office at: 447 March Road, Ottawa, Ontario, K2K 1X8 Attention: Senior Vice-President, General Counsel and Secretary on or prior to 5:00 p.m. (Toronto, Eastern Time) on May 26, 2014 (or prior to 5 p.m. on the day that is two business days immediately preceding any adjourned or postponed Meeting) and

must otherwise strictly comply with the requirements of the CBCA. For purposes of these proceedings, the "court" referred to in section 190 of the CBCA means this Honourable Court.

23.   **THIS COURT ORDERS** that, notwithstanding section 190(3) of the CBCA, the Purchaser, not Nordion, shall be required to offer to pay fair value, as of the day prior to approval of the Arrangement Resolution, for the Common Shares held by Registered Shareholders who duly exercise Dissent Rights, and to pay the amount to which such Registered Shareholders may be entitled pursuant to the provisions of the Plan of Arrangement, provided that the Redemption Consideration in respect of such Common Shares shall be paid by Nordion as set out in the Plan of Arrangement. In accordance with the Plan of Arrangement and the Circular, all references to the "corporation" in subsections 190(3) and 190(11) to 190(26), inclusive, of the CBCA (except for the second reference to the "corporation" in subsection 190(12) and the two references to the "corporation" in subsection 190(17)) shall be deemed to refer to "the Purchaser" in place of the "corporation", and the Purchaser shall have all of the rights, duties and obligations of the "corporation" under subsections 190(11) to 190(26), inclusive, of the CBCA.

24.   **THIS COURT ORDERS** that any Registered Shareholder who duly exercises such Dissent Rights set out in paragraph 22 above and who:

(a)   is ultimately determined by this Honourable Court to be entitled to be paid fair value for his, her or its Common Shares, shall be deemed to have exchanged those Common Shares for shares (the "**Amalco Shares**") in Amalco which will then be transferred as of the Effective

Date in accordance with the Plan of Arrangement, without any further act or formality and free and clear of all liens, claims, encumbrances, charges, adverse interests or security interests to the Purchaser in consideration for payments in cash from Amalco and the Purchaser in the aggregate equal to such fair value; or

(b) is for any reason ultimately determined by this Honourable Court not to be entitled to be paid fair value for his, her or its Common Shares pursuant to the exercise of the Dissent Right, shall be deemed to have participated in the Arrangement for share consideration on the same basis and at the same time as any non-dissenting Shareholder;

but in no case shall Nordion, the Purchaser, Amalco or any other person be required to recognize such Shareholders as holders of Amalco Shares at or after the date upon which the Arrangement becomes effective and the names of such Shareholders shall be deleted from Amalco's register of holders of Amalco Shares at that time.

Hearing of Application for Approval of the Arrangement

25. **THIS COURT ORDERS** that upon approval by the Shareholders of the Plan of Arrangement in the manner set forth in this Interim Order, Nordion may apply to this Honourable Court for final approval of the Arrangement.

26. **THIS COURT ORDERS** that distribution of the Notice of Application and the Interim Order in the Circular, when sent in accordance with paragraph 12 shall constitute good and sufficient service of the Notice of Application and this Interim Order and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 26.

27.   **THIS COURT ORDERS** that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for Nordion, with a copy to counsel for the Purchaser, as soon as reasonably practicable, and, in any event, no less than 2 business days before the hearing of this Application at the following addresses:

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen M. Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for Nordion Inc.

GOWLING LAFLEUR HENDERSON LLP
1 First Canadian Place
100 King Street West
Suite 1600
Toronto, ON M5X 1G5

Michael S.F. Watson
Tel: (416) 369-7245
Fax: (416) 369-7250

Solicitors for the Purchaser

28.   **THIS COURT ORDERS** that, subject to further order of this Honourable Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

   (a)   Nordion;

   (b)   The Purchaser;

   (c)   the Director; and

   (d)   any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the *Rules of Civil Procedure*.

29.   **THIS COURT ORDERS** that any materials to be filed by Nordion in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

30.   **THIS COURT ORDERS** that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, only those persons who served and filed a Notice of Appearance in accordance with paragraph 26 shall be entitled to be given notice of the adjourned or postponed date.

Precedence

31.   **THIS COURT ORDERS** that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating,

governing or collateral to the Common Shares, or the articles or by-laws of Nordion, this Interim Order shall govern.

Extra-Territorial Assistance

32.   **THIS COURT** seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States or other country to act in aid of and to assist this Honourable Court in carrying out the terms of this Interim Order.

Variance

33.   **THIS COURT ORDERS** that Nordion shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Honourable Court may direct.



ENTERED AT / INSCRIT À TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

APR 2 4 2014

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
INVOLVING NORDION INC.

Court File No. CV-14-10524-00CL

**ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)**

Proceeding commenced at Toronto

INTERIM ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Eliot N. Kolers LSUC#: 38304R
Tel: (416) 869-5637
Ellen M. Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant,
Nordion Inc.